Exhibit 99.1

510 Burrard St, 3rd Floor
Date: March 2, 2017	Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: PAN AMERICAN SILVER CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	March 27, 2017
Record Date for Voting (if applicable) :	March 27, 2017
Beneficial Ownership Determination Date :	March 27, 2017
Meeting Date :	May 09, 2017
Malaspina Room
The Fairmont Waterfront Hotel
Meeting Location (if available) :	900 Canada Place
Vancouver, B.C.
V6C 3L5
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	697900108	CA6979001089

Sincerely,

Computershare
Agent for PAN AMERICAN SILVER CORP.